Exhibit 99.1

IperionX Limited
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the interim periods ended December 31, 2024 and 2023

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2024 and 2023
CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the periods ended December 31, 2024 and 2023

		Six Months Ended	Six Months Ended
	Note	December 31, 2024 US$	December 31, 2023 US$

Continuing operations
Research and development costs		(6,809,195)	(3,763,468)
Exploration and evaluation expenses		(1,393,608)	(1,458,125)
Corporate and administrative expenses		(3,276,853)	(2,470,238)
Business development expenses		(2,154,733)	(1,320,441)
Share-based payment expense	12	(6,908,182)	(1,108,090)
Finance income		4,419,753	210,558
Finance costs		(152,790)	(61,638)
Other income and expenses		38,737	(523,577)
Loss before income tax		(16,236,871)	(10,495,019)
Income tax expense		-	-
Loss for the period		(16,236,871)	(10,495,019)
Loss attributable to members of IperionX Limited		(16,236,871)	(10,495,019)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(4,892,234)	571,034
Other comprehensive loss for the period, net of tax		(4,892,234)	571,034
Total comprehensive loss for the period		(21,129,105)	(9,923,985)
Total comprehensive loss attributable to members of IperionX Limited		(21,129,105)	(9,923,985)

Loss per share
Basic and diluted loss per share (US$ per share)		(0.06)	(0.05)

The above Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2024 and 2023
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at December 31, 2024 and June 30, 2024

	Note	December 31, 2024 US$	June 30, 2024 US$

ASSETS
Current Assets
Cash and cash equivalents		77,125,859	33,157,356
Trade and other receivables	4	977,286	2,302,010
Prepayments	5	674,324	6,071,735
Inventories		-	16,920
Total Current Assets		78,777,469	41,548,021

Non-Current Assets
Property, plant and equipment	6	15,928,667	7,773,812
Intangible assets	7	14,148,456	-
Exploration and evaluation assets	8	6,530,704	6,114,061
Security deposits and bonds		445,036	-
Total Non-Current Assets		37,052,863	13,887,873
TOTAL ASSETS		115,830,332	55,435,894

LIABILITIES
Current Liabilities
Trade and other payables	9	6,096,890	2,317,830
Loans and borrowings	10	577,169	445,755
Provisions		-	287,796
Total Current Liabilities		6,674,059	3,051,381

Non-Current Liabilities
Loans and borrowings	10	3,613,870	1,044,918
Total Non-Current Liabilities		3,613,870	1,044,918
TOTAL LIABILITIES		10,287,929	4,096,299

NET ASSETS		105,542,403	51,339,595

EQUITY
Contributed equity	11	194,791,435	112,959,638
Reserves	12	869,889	12,262,007
Accumulated losses		(90,118,921)	(73,882,050)
TOTAL EQUITY		105,542,403	51,339,595

The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2024 and 2023
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the periods ended December 31, 2024 and 2023

	Contributed Equity US$	Share- Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$

Balance at July 1, 2024	112,959,638	13,440,265	(1,178,258)	(73,882,050)	51,339,595
Net loss for the period	-	-	-	(16,236,871)	(16,236,871)
Exchange differences arising on translation of foreign operations	-	-	(4,892,234)	-	(4,892,234)
Total comprehensive loss	-	-	(4,892,234)	(16,236,871)	(21,129,105)
Issue of shares - share placements	70,919,564	-	-	-	70,919,564
Issue of shares - exercise of options	123,737	-	-	-	123,737
Issue of shares - conversion of RSUs	349,032	(349,032)	-	-	-
Issue of shares - conversion of rights	13,059,034	(13,059,034)	-	-	-
Share issue costs	(2,619,570)	-	-	-	(2,619,570)
Share-based payment expense	-	6,908,182	-	-	6,908,182
Balance at December 31, 2024	194,791,435	6,940,381	(6,070,492)	(90,118,921)	105,542,403

Balance at July 1, 2023	58,764,248	15,004,052	(1,008,244)	(52,196,828)	20,563,228
Net loss for the period	-	-	-	(10,495,019)	(10,495,019)
Exchange differences arising on translation of foreign operations	-	-	571,034	-	571,034
Total comprehensive loss	-	-	571,034	(10,495,019)	(9,923,985)
Issue of shares - share placement	17,088,750	-	-	-	17,088,750
Issue of shares - exercise of options	3,127,752	(1,388,649)	-	-	1,739,103
Issue of shares - conversion of RSUs	225,735	(225,735)	-	-	-
Issue of shares - conversion of rights	15,059	(15,059)	-	-	-
Issue of shares to a consultant	75,000	(75,000)	-	-	-
Share issue costs	(399,425)	-	-	-	(399,425)
Share-based payment expense	-	1,108,090	-	-	1,108,090
Balance at December 31, 2023	78,897,119	14,407,699	(437,210)	(62,691,847)	30,175,761

The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2024 and 2023
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the periods ended December 31, 2024 and 2023

	Note	Six Months Ended December 31, 2024 US$	Six Months Ended December 31, 2023 US$

Cash flows from operating activities
Payments to suppliers and employees		(13,134,633)	(8,158,175)
Receipts from third parties		500,000	25,415
Interest received		1,005,970	210,558
Interest paid		(120,143)	(52,665)
Net cash flows used in operating activities		(11,748,806)	(7,974,867)

Cash flows from investing activities
Purchase of property, plant and equipment	6	(4,067,215)	(2,005,366)
Purchase of intangible assets	7	(6,500,000)	-
Purchase of exploration and evaluation assets	8	(416,643)	(2,841,692)
Proceeds from insurance claims		9,416	-
Net cash flows used in investing activities		(10,974,442)	(4,847,058)

Cash flows from financing activities
Proceeds from issue of shares		71,043,301	18,827,852
Share issue costs		(2,563,410)	(399,425)
Repayment of borrowings		(3,129)	(2,928)
Payment of principal portion of lease liabilities		(270,541)	(198,121)
Net cash flows from financing activities		68,206,221	18,227,378

Net increase in cash and cash equivalents		45,482,973	5,405,453
Net foreign exchange differences		(1,514,470)	(13,442)
Cash and cash equivalents at the beginning of the period		33,157,356	11,937,941
Cash and cash equivalents at the end of the period		77,125,859	17,329,952

The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2024 and 2023
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended December 31, 2024 and 2023

1.	MATERIAL ACCOUNTING POLICY INFORMATION

Corporate information

IperionX Limited (“IperionX” or “Company”) is a for-profit company limited by shares, incorporated and domiciled in Australia. Our registered office is located at Level 9, 28 The Esplanade, Perth, Western Australia, 6000. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.

The principal activities of the Group during the six months ended December 31, 2024 consisted of the exploration and development of its mineral properties in the United States, the research and development of its associated metals technologies, and the commercialization of these technologies at its Titanium Manufacturing Campus in Virginia.

The unaudited interim condensed consolidated financial statements of IperionX and its subsidiaries (the “Consolidated Entity” or the “Group”) for the six months ended December 31, 2024 (the “Interim Financial Statements”) were authorised for issue in accordance with a resolution of the Directors on March 12, 2024.

Basis of preparation

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”). The preparation of the Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from those estimates.

The Interim Financial Statements do not include all the notes of the type normally included in annual financial statements and are not necessarily indicative of the results of operations and cash flows expected for the year ended June 30, 2025.  Accordingly, the Interim Financial Statements are to be read in conjunction with the annual consolidated financial statements of the Group for the year ended June 30, 2024. In the opinion of management, the accompanying Interim Financial Statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial results of such period. The financial report has been prepared on a historical cost basis and is presented in United States dollars ($).

The accounting policies and methods of computation adopted in the preparation of the Interim Financial Statements are consistent with those adopted and disclosed in the annual consolidated financial statements of the Group for the year ended June 30, 2024, except as disclosed below. These accounting policies are consistent with Australian Accounting Standards.

Going concern

The interim financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

The Group had net cash outflows from operating and investing activities of US$22,723,246 for the six months ended December 31, 2024 (December 31, 2023: US$12,821,925). At December 31, 2024, the Group had cash and cash equivalents of US$77,125,859 (December 31, 2023: US$17,329,952).

The ongoing operation of the Group is dependent upon raising further additional funding from shareholders or other parties. In light of the expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium metal technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s mineral exploration and metal production activities are successful, additional funds will be required to further scale-up the Group’s titanium metal production capacity and to develop the Group’s exploration properties and commence commercial production.

The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and commercialization activities or relinquish rights to certain of its interests.

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2024 and 2023
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended December 31, 2024 and 2023 (continued)

1.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Basis of preparation (continued)

The Directors are confident that they will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. However, as a result of these matters, there is a material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

New standards, interpretations and amendments

In the current period, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2024. The new standards have not had a material effect on the Group’s financial statements.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.	SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being exploration and development of minerals and metals in the United States.

3.	DIVIDENDS PAID OR PROVIDED FOR

No dividend has been paid or provided for during the six months ended December 31, 2024 (December 31, 2023: nil).

4.	TRADE AND OTHER RECEIVABLES

	December 31, 2024 US$	June 30, 2024 US$
Current
Receivables from U.S. Government (1)	695,833	1,655,435
Receivables from other third-parties	281,453	646,575
Total trade and other receivables	977,286	2,302,010

Notes:
(1)
During fiscal 2024, the U.S. Department of Defense (U.S. DoD) contracted to award the Group US$12.7 million in funding under the Defense Production Act (DPA) Title III authorities to address U.S. titanium supply chain vulnerabilities. This funding is being applied towards the Group’s Titanium Production Facility. Title to all assets purchased by the Group with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. The government can elect to, but is not obliged to, transfer such title to all (or some) of the assets to the Company at the end of the agreement, which is scheduled to terminate on January 30, 2027, if the Group’s performance is satisfactory.

5.	PREPAYMENTS

	December 31, 2024 US$	June 30, 2024 US$
Current
Blacksand option prepayments	-	5,500,000
Other prepayments	674,324	571,735
Total prepayments	674,324	6,071,735

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2024 and 2023
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended December 31, 2024 and 2023 (continued)
6.	PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment US$	Right-of-use assets US$	Total US$
December 31, 2024
Carrying amount at July 1, 2024	6,188,697	1,585,115	7,773,812
Additions	5,884,582	2,924,314	8,808,896
Depreciation	(256,919)	(397,122)	(654,041)
Carrying amount at December 31, 2024	11,816,360	4,112,307	15,928,667
- at cost	12,332,678	5,407,386	17,740,064
- accumulated depreciation and impairment	(516,318)	(1,295,079)	(1,811,397)

June 30, 2024
Carrying amount at July 1, 2023	2,822,765	1,167,018	3,989,783
Additions	5,745,871	939,196	6,685,067
Disposals	(2,056,437)	-	(2,056,437)
Impairment	(198,750)	-	(198,750)
Depreciation	(124,752)	(521,099)	(645,851)
Carrying amount at June 30, 2024	6,188,697	1,585,115	7,773,812
- at cost	6,508,437	2,483,072	8,991,509
- accumulated depreciation and impairment	(319,740)	(897,957)	(1,217,697)

7.	INTANGIBLE ASSETS

Intellectual property rights US$
December 31, 2024
Carrying amount at July 1, 2024	-
Acquisition of Blacksand intellectual property rights (1)	14,270,495
Amortisation	(122,039)
Carrying amount at December 31, 2024	14,148,456
- at cost	14,270,495
- accumulated amortisation	(122,039)

June 30, 2024
Carrying value at July 1, 2023	-
Carrying amount at June 30, 2024	-
- at cost	-
- accumulated amortisation	-

Notes:
(1)	During the period, the Group exercised its exclusive option to purchase intellectual property rights of Blacksand Technology, LLC (“Blacksand”). The Group now holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. As consideration for the option, IperionX has made or will make payments totalling US$14,270,495 (of which US$5,500,000 was paid in prior periods, US$6,500,000 was paid during the half year ended 31 December 2024, and US$2,270,495 was payable at 31 December 2024).

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2024 and 2023
8.	EXPLORATION AND EVALUATION ASSETS

Titan Project US$
December 31, 2024
Carrying amount at July 1, 2024	6,114,061
Additions	416,643
Carrying amount at December 31, 2024 (1)	6,530,704

June 30, 2024
Carrying amount at July 1, 2023	3,059,021
Additions	3,055,040
Carrying amount at June 30, 2024 (1)	6,114,061

Notes:
(1)	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

9.	TRADE AND OTHER PAYABLES

	December 31, 2024 US$	June 30, 2024 US$
Current
Trade payables	1,461,340	1,309,067
Accruals	3,841,685	259,325
Employee benefits	793,865	749,438
Total trade and other payables	6,096,890	2,317,830

10.	LOANS AND BORROWINGS

	December 31, 2024 US$	June 30, 2024 US$
Current
Lease liabilities	570,621	439,382
Other loans and borrowings	6,548	6,373
Total current loans and borrowings	577,169	445,755

Non-current
Lease liabilities	3,598,131	1,026,398
Other loans and borrowings	15,739	18,520
Total non-current loans and borrowings	3,613,870	1,044,918

Total loans and borrowings	4,191,039	1,490,673

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2024 and 2023
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended December 31, 2024 and 2023 (continued)

11.	CONTRIBUTED EQUITY

Issued capital

	December 31, 2024 US$	June 30, 2024 US$
315,846,248 ordinary shares (June 30, 2024: 257,244,759)	194,791,435	112,959,638
	194,791,435	112,959,638

Movements in issued capital

	No. of Ordinary Shares	No. of Class A Performance Shares	No. of Class B Performance Shares	US$
December 31, 2024
Opening balance at July 1, 2024	257,244,759	19,800,000	19,800,000	112,959,638
Issue of shares – share placements	34,951,630	-	-	70,919,564
Issue of shares – exercise of options	900,000	-	-	123,737
Issue of shares – conversion of rights	22,273,335	-	-	13,059,034
Issue of shares – conversion of RSUs	476,494	-	-	349,032
Conversion of performance shares	30	(19,800,000)	-	-
Share issue costs	-	-	-	(2,619,570)
Closing balance at December 31, 2024	315,846,248	-	19,800,000	194,791,435

December 31, 2023
Opening balance at July 1, 2023	193,493,973	19,800,000	19,800,000	58,764,248
Issue of shares – share placement	21,000,000	-	-	17,088,750
Issue of shares – exercise of options	9,331,823	-	-	3,127,752
Issue of shares – conversion of rights	13,755	-	-	15,059
Issue of shares – conversion of RSUs	341,461	-	-	225,735
Issue of shares to a consultant	116,538	-	-	75,000
Share issue costs	-	-	-	(399,425)
Closing balance at December 31, 2023	224,297,550	19,800,000	19,800,000	78,897,119

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2024 and 2023
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended December 31, 2024 and 2023 (continued)

12.	RESERVES

Reserves

	December 31, 2024 US$	June 30, 2024 US$
Share based payments reserve	6,940,381	13,440,265
Foreign currency translation reserve	(6,070,492)	(1,178,258)
Total reserves	869,889	12,262,007

Movements in share based payments reserve

	No. of Unlisted Options	No. of Performance Rights	No. of RSUs	US$
December 31, 2024
Opening balance at July 1, 2024	11,749,372	27,469,335	4,377,034	13,440,265
Grant of employee incentive securities	-	1,815,000	195,076	-
Exercise of options	(900,000)	-	-	-
Conversion of RSUs	-	-	(476,494)	(349,032)
Conversion of rights	-	(22,273,335)	-	(13,059,033)
Lapse of rights	-	(90,000)	-	-
Share-based payments expense	-	-	-	6,908,182
Closing balance at December 31, 2024	10,849,372	6,921,000	4,095,616	6,940,382

December 31, 2023
Opening balance at July 1, 2023	23,011,372	28,746,000	824,371	15,004,052
Grant of employee incentive securities	-	3,921,000	405,124	-
Exercise of options	(9,362,000)	-	-	(1,388,649)
Conversion of RSUs	-	-	(341,461)	(225,735)
Conversion of rights	-	(21,000)	-	(15,059)
Issue of shares to a consultant	-	-	-	(75,000)
Share-based payments expense	-	-	-	1,108,090
Closing balance at December 31, 2023	13,649,372	32,646,000	888,034	14,407,699

13.	SUBSIDIARIES

		Equity Interest
	Country of Incorporation	December 31, 2024%	June 30, 2024%
IperionX Inc.	USA	100%	100%
IperionX Critical Minerals, LLC	USA	100%	100%
IperionX Technology, LLC	USA	100%	100%
Hyperion Metals (Australia) Pty Ltd	Australia	100%	100%

IperionX Limited UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the six months ended December 31, 2024 and 2023
14.	CONTINGENT ASSETS AND LIABILITIES

Titan Project

At December 31, 2024, the Group had entered into exclusive option agreements with local landowners in Tennessee, United States, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, approximately 8,878 acres of surface property and the associated mineral rights from the local landowners. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.

15.	SUBSEQUENT EVENTS AFTER BALANCE DATE

(i)
On February 17, 2025, the Group was awarded up to US$47.1 million in funding by the U.S. Department of Defense through the IBAS program to accelerate development of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain, which includes US$5 million to go towards the completion of a Definitive Feasibility Study for the Titan Project which will commence shortly; and

(ii)
On March 11, 2025, the Company announced the appointment of Mr. Tony Tripeny as Non-Executive Director of the Company and the appointment of current Non-Executive Director, Ms. Lorraine Martin, as Lead Independent Director of the Company, effective from March 17, 2025.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.